

May 31, 2012

Via E-mail
Franklin Evanshen
Chairman of the Board of Directors
WordLogic Corporation
1130 West Pender Street, Suite 230
Vancouver, BC Canada V6E 4A4

Re: WordLogic Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2012
File No. 000-32865

Dear Mr. Evanshen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 4. Approval of the Amended and Restated Articles of Incorporation to Increase the Authorized Number of Shares, page 17

1.   We note that you have presented under a single proposal a proposal to increase the number of authorized common stock and a proposal to authorize the issuance of a new class of preferred stock a portion of which will be designated Class A preferred. Please note that Exchange Act Rule 14a-4(a) and (b)(1) requires that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your Schedule 14A to present as separate proposals the increase in authorized common stock and the authorization of preferred stock and ensure that you have provided all the information required by Item 11 of Schedule 14A for each proposal. In addition, include with your revised filing a form of proxy that allows shareholders to vote separately on each proposal.

2.   In revising your disclosure in response to the above comment, please state for each proposal whether you currently have plans to issue shares of common or preferred stock. If there are plans to issue any shares of common or preferred stock, please include the required information with regard to such issuances. Refer to Note A of Schedule 14A. If you have no current plans to issue any shares, please include a statement to that effect under each proposal relating to the authorization of common and preferred stock.

The Authorization of Preferred Stock, page 17

3.   Please expand your disclosure in this section to include all material provision of your preferred or confirm that your disclosure is materially complete. We note, as an example, that you do not disclose that the Class A votes as a single class with the common stock.

4.   Please include a discussion of any antitakeover effects of the authorization of the preferred stock.

Proposal 5. Adoption of the Company's 2012 Equity Incentive Plan, page 18

5.   We note your statement that the description you have provided of your Equity Incentive Plan summarizes "certain provisions" of your Equity Incentive Plan. Please note that your document should provide a description of the material terms of your Plan, not merely a summary of certain provisions of your Plan. Please refer to Item 11 of Schedule 14A and revise accordingly.

6.   Please disclose whether there are any current plans to make specific grants or awards under the 2012 Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required. Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the Plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.


Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel


cc: <u>Via E-Mail</u>
       Angela M. Fontanini
       Carrillo Huettel, LLP